

June 27, 2014

Via E-Mail
Srinivasan Venkatakrishnan
Chief Executive Officer
AngloGold Ashanti Limited
76 Jeppe Street, Newtown, Johannesburg, 2001
South Africa

> **Re: AngloGold Ashanti Limited**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 001-14846**

Dear Mr. Venkatakrishnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Item 5: Operating and Financial Review and Prospects, page 118

Liquidity and Capital Resources, page 147

1. We note your disclosure on page 207 that your Revolving Credit Agreement includes a financial maintenance covenant which requires that the ratio of total net financial indebtedness to EBITDA does not at any time exceed 3:00 to 1:00. Further, you received consent to relax the ratio from 3.0:1 to a maximum of 4.5:1 on its facilities for two testing periods, being December 31, 2013 and June 30, 2014, after which this financial covenant will revert to 3.0:1. Given your renegotiation of the financial covenant and the uncertainty that gold prices might fall further, please confirm that in future filings, you will provide additional disclosure regarding the uncertainty that funds under your credit agreement will be available to fund your operations in 2014 and early 2015. Please

compare the ratios in your credit agreement with your actual current net financial indebtedness to EBITDA ratio and explain the consequences should the covenant be breached including which payments or projects, if any, may be delayed. Also, given that your EBITDA is at least partially dependent upon current gold prices, please tell us what consideration you gave to providing a discussion of your liquidity over various ranges of gold prices. Refer to Item 5.D of Form 20-F. Please provide draft disclosure with your response. Alternatively, please explain why further disclosure regarding your revolving credit agreement financial covenants would not be material to investors.

Item 18: Financial Statements, page 231

Notes to the Consolidated Financial Statements, page F-6

Note 38. Capital Management, page F-100

2. We note you have presented a non-IFRS measure labeled EBITDA. We note this measure is computed by excluding depreciation and amortization and several other items from operating (loss) profit. Accordingly, it appears to us labeling this measure as EBITDA is not entirely accurate. Please confirm that in future filings you will label this measure as appropriate (e.g. Adjusted operating (loss) profit) and provide the disclosures required by Item 10(e) of Regulation S-K. Please refer to Question.103.01 of the staff's Compliance and Disclosure Interpretations regarding non-GAAP financial measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Brigitte Lippmann (202) 551-3713 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining